CLIFFORD L. NEUMAN, P.C.

Attorney at Law

TEMPLE-BOWRON HOUSE

1507 PINE STREET

BOULDER, COLORADO 80302

Telephone: (303) 449-2100

Facsimile: (303) 449-1045

E-mail:  clneuman@neuman.com

March 18, 2011

Mark C. Shannon

John Cannarella

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C.  20549-7010

Re:	FieldPoint Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2009 Response Letter Dated January 11, 2011
File No. 001-32624

Sirs:

Please accept this letter in response to the Commissions comments dated March 2. 2011.

We have determined that there is one Proven Undeveloped property ("PUD") included in the Company's proven undeveloped reserves as reported as of December 31, 2009 that has been held for development, and not developed, for more than five years.

That PUD is the Shade PUD included in the Giddings Field.  The Shade PUD is operated by a third party, and the Company is a non-operating working interest owner that has no control over the decision to initiate a development plan for that PUD.  Under a strict application of Rule 4-10(a)(31) of Regulation S-X, the reserves attributable to the Shade PUD should not have been included in the Company's report of proven undeveloped reserves as contained in its Form 10-K for the year ended December 31, 2009.

We have undertaken an analysis of the impact of our inclusion of the Shade PUD in our evaluation of depletion expense and impairment assessment of the Giddings Field for the twelve month period ended December 31, 2009, which we include with this response and attach hereto as Appendix I.  Based on that analysis, the Company has concluded that the inclusion of the Shade PUD was not material to the financial statements as of and for the year ended December 31, 2009.  The difference in depletion expense is less than  $15,000 for the year ended December 31, 2009.  The Company believes that the difference in depletion expense is not material to the financial statements.  As for possible impairment, the Giddings Field had a net book value of $146,902 as of December 31, 2009 and the undiscounted cash flow from the proved producing category (excluding the Shade PUD) is $196,510.  As a result, the Field would not be impaired if the Shade PUD is removed from the reserve report.

Given the lack of material impact of the inappropriate inclusion of the Shade PUD in the Company's reserve report to the financial statements, the Company has proposed that rather than amending the Form 10-K for the year ended December 31, 2009, the Company will undertake to remove the Shade PUD from the reserve report to be included in the Company's Form 10-K for the year ended December 31, 2010.  As this Form 10-K will be filed within weeks, the Company believes that an accurate publicly available proved reserve disclosure will be forthcoming.  We appreciate the concurrence of Staff with this resolution.

Finally, Staff has queried about the amount of depletion expense reported for the Giddings Field.  The relatively small amount of depletion expense is the result of the Giddings Field having been in production since the 1980's, with most of the amortized cost having been expensed in prior periods.

        Further, on behalf of the Company, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, ____/s/ Clifford L. Neuman_____ Clifford L. Neuman

CLN:

cc:

Mr. Ray Reaves